UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BROADVISION, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

111412 10 2

(CUSIP Number)

Vector Capital Corporation, Bravo Holdco
c/o Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone:  (415) 293-5000
Attn:  Christopher Nicholson

with a copy to:

Michael J. Kennedy
O’Melveny & Myers LLP
275 Battery Street, Suite 2600
San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111412 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,413,689 shares of Common Stock (see Items 3, 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,413,689 shares of Common Stock (see Items, 3, 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.7% (see Items, 3, 4 and 5)

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bravo Holdco

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,413,689 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,413,689 shares of Common Stock (see Items, 3, 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.7% (see Items, 3, 4 and 5)

14.	Type of Reporting Person (See Instructions) OO

This Second Amended Statement (this “Second Amended Statement”) to the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of Vector Capital Corporation, a Delaware corporation (“Vector Capital”), and Bravo Holdco, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Bravo Holdco” and, together with Vector Capital, the “Reporting Persons”) on August 4, 2005 (the “Initial Statement”) as amended pursuant to the first amendment thereto on August 15, 2005 (the “First Amended Statement” and, together with the Initial Statement, the “Prior Statements”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Prior Statements by adding the information set forth below to the items indicated.  Unless otherwise stated herein, all capitalized terms used in this Second Amended Statement have the same meanings as those set forth in the Prior Statements.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as set forth below:

On October 28, 2005, Vector Capital III, L.P. (“Vector III”), an entity affiliated with Vector Capital, entered into transfer agreements (the “Transfer Agreements”) with the Noteholders pursuant to which Vector III agreed to acquire all of the issued and outstanding Notes.  The aggregate principal amount of the Notes to be acquired is $12,899,999.  The aggregate purchase price for the Notes will be equal to the sum of (i) 110% of the aggregate principal amount of the Notes, and (ii) accrued and unpaid interest (including default interest) on such principal through November 9, 2005.  The acquisition of the Notes pursuant to the Transfer Agreements is expected to occur on November 9, 2005.

As of October 28, 2005, the Notes were convertible into approximately 4,699,263 shares of Common Stock.  However, the Notes provide that the Notes may not be converted into shares of Common Stock to the extent that, after giving effect to such conversion, the holder seeking to convert such Note (together with such holder’s affiliates) would beneficially own (within the meaning of Rule 13d-3 under the Exchange Act)  in excess of 4.99% (which amount may be increased in certain circumstances) of the number of shares of Common Stock outstanding immediately after giving effect to such conversion.  Accordingly, the Notes may not be converted by the Reporting Persons or by Vector III into shares of Common Stock, and the Reporting Persons and Vector III will not have beneficial ownership of any shares of Common Stock issuable upon conversion of the Notes, for so long as the Reporting Persons may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the shares of Common Stock subject to the Voting Agreement.

As disclosed by BroadVision in its Current Report on Form 8-K filed on October 18, 2005, BroadVision defaulted on the quarterly interest payment on the Notes that was due on October 1, 2005, and as a result of such event of default the holders of the Notes may require BroadVision to redeem 120% of the amounts outstanding under the Notes.  BroadVision further reported that if all of the Noteholders elect such redemption, BroadVision will be obligated to pay within five business days after receipt of such election approximately $15.6 million in unpaid principal and interest, and that the accelerated repayment of all or any significant portion of such amount would leave BroadVision with insufficient working capital to conduct its business, and that BroadVision does not presently have sufficient cash to meet such an accelerated repayment obligation. As further disclosed by BroadVision in its Current Report on Form 8-K filed on October 18, 2005, BroadVision was in negotiations with certain of the Noteholders to amend the Notes to provide that the untimely payment of the third quarter interest payment did not constitute an event of default (the “Amendment”).  BroadVision further reported that pursuant to the terms of the Merger Agreement, the consent of Bravo Holdco would be required in connection with entering into the Amendment.  The Amendment contains provisions which, among other things, increase the “Change of Control Redemption Price” under the Notes from 110% to 120%, and acknowledges that BroadVision’s untimely payment of interest on the Notes due October 1, 2005 constituted an event of default under the Notes entitling the holders of the Notes to require BroadVision to redeem 120% of the Notes.  On October 21, 2005, Bravo Holdco notified BroadVision that, pursuant to the Merger Agreement, Bravo Holdco did not consent to the entry by BroadVision into the Amendment.   As disclosed by BroadVision in its Current Report on Form 8-K filed on October 31, 2005 (as amended on November 1, 2005), on October 25, 2005, BroadVision nonetheless entered into the Amendment.  The Reporting Persons believe that the entry by BroadVision into the Amendment without the consent of Bravo Holdco constitutes a willful and material breach by BroadVision of the Merger Agreement.

Vector III entered into the Transfer Agreements to acquire the Notes for the following reasons:

In Event Merger Closes.  In the event the Merger is approved by BroadVision’s stockholders and the other conditions to the closing of the Merger have been met or waived, the acquisition of the Notes by Vector III would allow Bravo Holdco to acquire the Notes for a price below the amount it would otherwise be required to pay in respect of the Notes (after giving effect to the Amendment) following the effective time of the Merger.  Even if BroadVision’s stockholders approve the Merger, there can be no assurance that BroadVision would be able to satisfy the other conditions to the closing of the Merger, including conditions related to the accuracy of representations and warranties, compliance with covenants and absence of a material adverse effect.  Bravo Holdco currently believes that BroadVision has breached several of the representations, warranties and covenants made by it in the Merger Agreement, and has suffered a “material adverse effect” (as defined in the Merger Agreement), such that the conditions to the closing of the Merger would not be satisfied and are not curable by BroadVision.  Accordingly, Bravo Holdco currently believes that Bravo Holdco has the right to terminate the Merger Agreement and would have no obligation under the terms of the Merger Agreement to proceed with the Merger even if the Merger is approved by BroadVision’s stockholders.  Bravo Holdco currently does not intend to waive any of the conditions to the closing of the Merger.

In Event Merger Does Not Close.  BroadVision has previously disclosed that its board of directors believes that BroadVision will likely become insolvent in the event the Merger does not close or the Merger Agreement is terminated.  The acquisition of the Notes by Vector III may facilitate other potential transactions, including an acquisition by Bravo Holdco of all or certain of the assets of BroadVision in an insolvency proceeding.  Bravo Holdco and BroadVision have entered into negotiations concerning an alternative transaction pursuant to which BroadVision would file for protection under Chapter 11 of the Bankruptcy Code, and Bravo Holdco would acquire certain assets and assume certain liabilities of BroadVision in a transaction pursuant to Section 363 of the Bankruptcy Code.  The Reporting Persons believe that in any such transaction the holders of Common Stock would receive an amount, if any, that is significantly less than the consideration payable per share in the Merger.  There can be no assurance that BroadVision and Bravo Holdco will come to agreement regarding any such alternative transaction, and on November 2, 2005 BroadVision informed the Reporting Persons that it was no longer interested in pursuing discussions with Bravo Holdco regarding an alternative transaction on the terms most recently proposed by Bravo Holdco.  The Reporting Persons are evaluating and analyzing other options available to them in the event that the Merger does not close and no agreement regarding any such alternative transaction is reached, including causing Vector III to exercise any rights that it may have as a secured creditor of BroadVision.

Depending on the outcome of the Merger or the negotiations concerning an alternative transaction, the evaluation and analysis by the Reporting Persons and other factors which the Reporting Persons may consider relevant, the Reporting Persons may or may not (1) acquire additional securities of BroadVision or dispose of securities of BroadVision which the Reporting Persons have acquired or may be deemed to have acquired,  (2) seek to cause BroadVision to enter into an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (3) seek to cause the sale or transfer of a material amount of assets of BroadVision or any of its subsidiaries,  (4) seek changes in the present board of directors or management of BroadVision,  (5) seek material changes in the present capitalization or dividend policy of BroadVision,  (6) seek other material changes in BroadVision’s business or corporate structure,  (7) seek changes in BroadVision’s Articles of Incorporation and By-laws or take other actions which may impede the acquisition of control of BroadVision by any person, (8) seek to cause a class of securities of BroadVision to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,  (9) seek to cause a class of equity securities of BroadVision becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (10) take any action similar to any of those enumerated above, or any other action the Reporting Persons may determine to be in their interest.  Although the Reporting Persons continue to have discussions with representatives of BroadVision regarding its business prospects and strategy and various strategic alternatives including the Merger and the alternative transaction described above, the Reporting Persons have no definitive plans or proposals related to the items described in (1) through (10) above, and have not elected to pursue any particular course of action.  However, the Reporting Persons are reviewing their strategic alternatives with particular attention on the possibility that the Merger may not close, the Merger Agreement may be terminated and BroadVision may become insolvent, including as a result of Vector III exercising any rights that it may have as a secured creditor of BroadVision.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 is hereby supplemented as set forth below:

Reference is made to the Transfer Agreements described in Item 4 of this Second Amended Statement and to the related Consent Agreements. The summary of the Transfer Agreements herein does not purport to be a complete summary of all of the terms and conditions thereof and is qualified in its entirety by reference to the Transfer Agreements, a form of which is filed herewith as Exhibit 99.4 and to the related Consent Agreements, a form of which is attached hereto as Exhibit 99.5.  As of the date hereof BroadVision has not executed the Consent Agreements.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby supplemented as set forth below:
99.4	Form of Transfer Agreement dated as of October 28, 2005.
99.5	Form of Consent Agreement dated as of October 28, 2005.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2005
VECTOR CAPITAL CORPORATION

	By:	/s/ Christopher Nicholson
	Name:	Christopher Nicholson
	Title:	Authorized Person

BRAVO HOLDCO

	By:	/s/ Christopher Nicholson
	Name:	Christopher Nicholson
	Title:	Director

INDEX TO EXHIBITS

Exhibit Number	Document

1	Joint Filing Agreement dated August 4, 2005 among Vector Capital Corporation and Bravo Holdco (incorporated herein by reference to the Reporting Persons’ Schedule 13D filed on August 4, 2005).

99.1

Agreement and Plan of Merger dated as of July 25, 2005 by and among BroadVision, Bravo Holdco and Merger Sub (incorporated herein by reference to the Reporting Persons’ Schedule 13D filed on August 4, 2005).

99.2

Voting Agreement dated as of July 25, 2005 by and between Bravo Holdco and Dr. Chen and the Pehong Chen and Adele W. Chi Trustees, The Chen Family Trust dated 1/15/93 (incorporated herein by reference to the Reporting Persons’ Schedule 13D filed on August 4, 2005).

99.3

Amendment to Voting Agreement and Proxy dated as of August 15, 2005 by and between Bravo Holdco and Dr. Chen and the Pehong Chen and Adele W. Chi Trustees, The Chen Family Trust dated 1/15/93 (incorporated herein by reference to the Reporting Persons’ First amended Schedule 13D filed on August 15, 2005).

99.4	Form of Transfer Agreement dated as of October 28, 2005.

99.5	Form of Consent Agreement dated as of October 28, 2005.